UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spyre Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

00773J202

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773J202	Page 2 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of common stock (the “Series B Preferred Stock”) held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 3 of 14

1.	Names of Reporting Persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 4 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 5 of 14

1.	Names of Reporting Persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 6 of 14

1.	Names of Reporting Persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 7 of 14

1.	Names of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 8 of 14

1.	Names of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,734,514 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,734,514 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,514 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

CUSIP No. 00773J202	Page 9 of 14

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP III LP, VHCP Co-Investment III, VHCP EG and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of the Common Stock of Spyre Therapeutics, Inc.

Item 1.
(a)	Name of Issuer Spyre Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 805 Las Cimas Parkway, Suite 100, Austin, TX 78746

Item 2.
(a)

Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence
	New York Office:	Palo Alto Office:

	7 Bryant Park	3340 Hillview Avenue
	23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

(e)	CUSIP Number 00773J202

CUSIP No. 00773J202	Page 10 of 14

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owned as of December 31, 2023:

Venrock Healthcare Capital Partners III, L.P.	3,734,514	(1)
VHCP Co-Investment Holdings III, LLC	3,734,514	(1)
Venrock Healthcare Capital Partners EG, L.P.	3,734,514	(1)
VHCP Management III, LLC	3,734,514	(1)
VHCP Management EG, LLC	3,734,514	(1)
Nimish Shah	3,734,514	(1)
Bong Koh	3,734,514	(1)

(b)	Percent of class as of December 31, 2023:

Venrock Healthcare Capital Partners III, L.P.	9.99%	(2)
VHCP Co-Investment Holdings III, LLC	9.99%	(2)
Venrock Healthcare Capital Partners EG, L.P.	9.99%	(2)
VHCP Management III, LLC	9.99%	(2)
VHCP Management EG, LLC	9.99%	(2)
Nimish Shah	9.99%	(2)
Bong Koh	9.99%	(2)

(c)	Number of shares as to which the person has, as of December 31, 2023:

	(i)	Sole power to vote or to direct the vote:

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 00773J202	Page 11 of 14

(ii)	Shared power to vote or to direct the vote:

Venrock Healthcare Capital Partners III, L.P.	3,734,514	(1)
VHCP Co-Investment Holdings III, LLC	3,734,514	(1)
Venrock Healthcare Capital Partners EG, L.P.	3,734,514	(1)
VHCP Management III, LLC	3,734,514	(1)
VHCP Management EG, LLC	3,734,514	(1)
Nimish Shah	3,734,514	(1)
Bong Koh	3,734,514	(1)

(iii)	Sole power to dispose or to direct the disposition of:

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of:

Venrock Healthcare Capital Partners III, L.P.	3,734,514	(1)
VHCP Co-Investment Holdings III, LLC	3,734,514	(1)
Venrock Healthcare Capital Partners EG, L.P.	3,734,514	(1)
VHCP Management III, LLC	3,734,514	(1)
VHCP Management EG, LLC	3,734,514	(1)
Nimish Shah	3,734,514	(1)
Bong Koh	3,734,514	(1)

CUSIP No. 00773J202	Page 12 of 14

(1)	Consists of (i) 560,171 shares of common stock and 11,497 shares of common stock issuable upon conversion of Series B Preferred Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Series B Preferred Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 56,087 shares of common stock and 1,115 shares of common stock issuable upon conversion of Series B Preferred Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,756,456 shares of common stock and 1,349,188 shares of common stock issuable upon conversion of Series B Preferred Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated as of December 7, 2023, the Issuer may not effect the conversion of any such Series B Preferred Stock and a holder will not be entitled to convert any portion of such Series B Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

(2)	This percentage is calculated based upon the sum of (i) 36,021,007 shares of common stock outstanding as of December 11, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed on December 22, 2023; and (ii) 1,361,800 shares of common stock issuable upon the conversion of Series B Preferred Stock described in Footnote 2 above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 00773J202	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 00773J202	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on July 10, 2023)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed July 10, 2023)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on July 10, 2023)